UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August, 2011

Commission File Number  000-54260

(Translation of registrant’s name into English)
Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona  USA  85719
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

August 2, 2011	TSX.V SYMBOL – PL
OTCQB - PALTF

News Release

Pan American Lithium Corp. updates its exploration program at the Llanta, Chile Aquifer Project

Pan American Lithium Corp. (TSX‐V:PL) (OTCQB:PALTF) (“Pan American” or the “Company”), www.panamericanlithium.com, is pleased to announce commencement of exploration activities at the Llanta, Chile Aquifer Project.  In February 2011, Pan American entered into an agreement with Gareste Ltda. of Copiapo, Chile that allows the Company to acquire up to an 80% project interest by performing certain exploration programs and related studies, issuing common shares, and making cash payments. The Llanta Aquifer Project is located 140 km north of the regional capital of Copiapo, near the town of Diego de Almagro, an industrial town with a population of 20,000, with a workforce that is predominately engaged in providing services related to the mining industry. The following map shows the location of the Llanta Aquifer Project.

The Company has entered into an agreement with Pro Business Trust (“PBT”), of Queen Creek, Arizona, to execute the initial exploration program, in exchange for the issuance of common shares. PBT, in turn, has engaged Montgomery & Associates of Tucson, Arizona, experts in hydrology and with substantial experience in evaluation of lithium and other salts projects in South America, to supervise the exploration program at the Llanta Aquifer Project.

Exploration Program

Exploration will center on a 16 km-long canyon located between the towns of Diego del Amagro and Llanta, which is part of a larger drainage system and aquifer receiving saturated salt brines from a surface stream, flowing in from the 50 liter-per-second (lps) Rio de la Sal, and other brines that have been transported historically and over geologic time from the huge Pedernales brine salar, which is Chile’s second largest.

The brines originating from the Salar de Pedernales start near the Rio de la Sal canyon, which is situated less than 400 meters from the northwestern border of the salar.  Flow of brines into the canyon is visible along a 1 km stretch of the canyon face nearest to the salar.  As the Rio de la Sal surface stream and other brines move downstream toward Llanta, the canyon is narrow and moderately steep, offering little in the way of potential aquifer storage.  West of Llanta, approximately 40 km from the Salar de Pedernales, the canyon widens to more than  1 km , with the drainage gradient averaging a moderate 1.7%, offering an enticing brine-aquifer exploration target.

The initial exploration program at Llanta consists of 300 meters of 4.5-inch reverse circulation drilling, at a minimum of 3 different sites, as determined by Montgomery & Associates.  The drilling program will test for aquifer depth and thickness, porosity and permeability, composition and storage capacity of underlying alluvium, preliminary distribution and quality of brines, and analysis for content of lithium, potassium, and other metals of interest.   Drilling is scheduled to begin the first week in August.

Should the initial exploration program encounter brines of sufficient quantity and quality, the Company anticipates a follow-up drilling program will be scheduled for the last quarter of 2011 to delineate an inferred resource estimate.

Existing Infrastructure

The Llanta Aquifer Project has superior infrastructure, as it has a paved road running through the project; a high voltage power line running through the project, with sub-stations at Llanta and Diego del Amagro; local highly trained workforce located 5 minutes from the project; operating railway running through the project; and a major port located just 40 miles distant.  At 3,000 feet elevation, Llanta is also 10,000 feet or more lower in elevation than other brine salts targets in the Region, and comparable brine salts targets in Argentina, which provides for a year-round operating environment without the difficulties inherent in high altitude operations.

Review by Qualified Person and Quality Control

The contents of this news release have been reviewed and approved by Mr. John Hiner, L.P. Geo. Mr. Hiner is a Registered Geologist in the State of Washington and a qualified person (QP) as defined in
National Instrument 43‐101 and has visited the Llanta Aquifer Project several times. Mr. Hiner is completely independent of Pan American and owns no securities of any kind in the Company.

About Pan American:

In total Pan American has rights in eleven lithium-bearing salars in Chile’s Atacama Region III covering cumulatively more than 20,000 hectares. The Company also has an option to acquire an indirect interest in the Cierro Prieto geothermal lithium brine project in Baja California Norte, Mexico. The Laguna Verde surface brine lake project is the most advanced of the Company’s portfolio of 11 lithium and potassium bearing brines projects in Chile, and has previously been the subject of a National Instrument 43-101 compliant inferred resource estimate which reported over 512,000 tonnes of lithium carbonate equivalent and over 4.2 million tonnes of potash contained in the surface lake alone.

On Behalf of the Board

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey President and CEO Tel: (520) 623‐3090

For further information contact:
George McIntyre
CEOcast, Inc.
Tel: (212) 732-4300
gmcintyre@ceocast.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statements that: (i) should the initial exploration program encounter brines of sufficient quantity and quality, the Company anticipates a follow-up drilling program will be scheduled for the last quarter of 2011 to delineate an inferred resource estimate; and (ii) drilling at Llanta is scheduled to begin the first week in August. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) a decrease in demand for and price of lithium; (iii) the inability to obtain, or a change in local governmental or regulatory approval or policies that may adversely affect the exploration work; and (iv) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Lithium Corp.

/s/ Jodi Henderson
Jodi Henderson
Corporate Secretary
Date: August 2, 2011